March 21, 2019

Stewart Butterfield
Chief Executive Officer
Slack Technologies, Inc.
500 Howard Street
San Francisco, CA 94105

       Re: Slack Technologies, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted March 12, 2019
           CIK No. 0001764925

Dear Mr. Butterfield:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors
Risks Related to Our Business, page 13

1. Highlight in your risk factor disclosure that your customers can and do subscribe to multiple subscription plans simultaneously and explain why they might choose to do so.
       Discuss any associated risks, such as the possibility that your customers may only upgrade to a higher tier subscription temporarily and that varying subscriptions tiers among single customers may make it more difficult for you to track your financial performance and key performance metrics.
 Stewart Butterfield
FirstName LastNameStewart Butterfield
Slack Technologies, Inc.
Comapany2019
March 21, NameSlack Technologies, Inc.
March 21, 2019 Page 2
Page 2
FirstName LastName
RSU Sales, page 57

2. We note that the number of shares to be sold for the purpose of funding personal tax withholding obligations is blank. We also note that the number of shares an employee will have to sell is dependent upon a number of factors, including the share price at the time of settlement. Please advise as to how the number of shares will be known prior to effectiveness given that the opening trading price will not be known to the Company nor its financial advisors until after effectiveness.
Capitalization, page 59

3. We note your response to our prior comment 14. Your revised disclosures on page 59 indicate that the pro forma column of your capitalization table will give effect to the vesting and settlement of RSUs for which you expect the performance vesting condition to be satisfied upon the listing of your Class A common stock. However, in the second bullet point on page 60, you also indicate that the pro forma column of your capitalization table excludes certain RSUs that will settle and vest upon the listing of your Class A common stock. Please revise to address this apparent inconsistency. Selected Consolidated Financial Data and Other Data, page 61

4. We note your response to our prior comment 15. Although Item 301 of Regulation of S-K does not specifically require pro forma balance sheet data be disclosed, factors that may materially affect the comparability of the selected financial data should be discussed.
         Please refer to Instructions 1 and 2 to Item 301 of Regulation S-K and consider adding a pro forma column to your consolidated balance sheet data table on page 62.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 68

5. You indicate that the Net Dollar Retention Rate metric helps measure the rate of expansion within your paid customer base. We note that your Net Dollar Retention Rate has declined from 171% as of January 31, 2017 to 143% as of January 31, 2019. Please
         provide an analysis of this metric, including a discussion of what the decline in the metric indicates about your prospects for revenue growth and profitability.
6. You disclose that your revenue growth and profitability depend, in part, on your ability to convert organizations on your free version to paid customers. In that respect, we note your response to comment 16 and believe that the number of organizations on your free version that converted to paid customers for the relevant periods should be disclosed.
         Alternatively, disclose how management tracks conversion of organizations on your free version to paid customers, whether as an absolute number or a percentage of revenue increases.
 Stewart Butterfield
Slack Technologies, Inc.
March 21, 2019
Page 3
Our Subscription Plans, page 99

7. We note your response to comment 19 and your assertion that adding up the number of customers on each of the Standard, Plus and Enterprise Grid subscription plans will overstate the Company's number of Paid Customers. Instead, please provide narrative disclosure indicating the relative percentages of your subscribers that upgrade from your standard paid subscription to your plus and/or enterprise grid subscriptions. You should also provide disclosure of any metrics or measures that management uses to track your paid customers' upgrading activities and/or the total percent of your revenues derived from each of your subscription plan options.
Executive Compensation
2019 Summary Compensation Table, page 114

8. Provide executive compensation disclosure in your summary compensation table for each of the last two completed fiscal years. See Instruction 1 to Item 402(c) of Regulation S-K.
Principal and Registered Stockholders, page 130

9. Confirm that the registered stockholders table on page 132 reflects all of the outstanding holders of your common stock.
10. We note your response to prior comment 24, yet it is not clear whether the table entry entitled "Holders of RSUs" includes all the Class A shares that are expected to be sold in
         Sell-to-Cover Transactions. In this regard, footnotes 19 and 20 to the entries "All Other
         Employees" and "All Other Registered Stockholders" include RSUs for which the service condition has been or will be satified within 60 days of January 31, 2019. Therefore, it appears that these entries also include Class A shares that are expected to be sold in Sell-
         to-Cover Transactions. Please advise.
        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert S.
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



FirstName LastNameStewart Butterfield                          Sincerely,
Comapany NameSlack Technologies, Inc.
                                                               Division of
Corporation Finance
March 21, 2019 Page 3                                          Office of
Telecommunications
FirstName LastName